October 16, 2017

VIA EDGAR

Elisabeth Bentzinger

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Mutual Fund & Variable Insurance Trust, Rational Select Asset Fund - File Nos. 033-11905 and 811-05010

Dear Ms. Bentzinger:

On August 18, 2017, Mutual Fund and Variable Insurance Trust (the “Trust” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”) with respect to the Rational Dynamic Brands Fund (f/k/a Rational Defensive Growth Fund) (the “Fund”). On October 10, 2017, you provided oral comments. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

General:

Comment 1. Please update the Fund’s name on EDGAR.

Response. The Registrant will update the Fund’s name with the 485b filing.

Comment 2. Please add “form N-1A” and the filing date on the facing sheet.

Response. The Registrant has added the information requested.

Comment 3. If the Fund has outstanding shares, consider adding the Fund’s former name in the filing.

Response. The Registrant has added the information requested.

Prospectus:

Summary

1

Comment 4. In footnote 1 to the fee table, please add the intermediaries mentioned to the Appendix A or revise the footnote.

Response. The Registrant has revised the footnote as follows:

In the case of investments of $1 million or more (where you do not pay an initial sales charge), a 1.00% contingent deferred sales charge (“CDSC”) may be assessed on shares redeemed within two years of purchase. ~~a Maximum Deferred Sales Charge of 1.00% of the redemption amount applies to Class A Shares redeemed up to 24 months after purchase under certain investment programs where an investment professional received an advance payment on the transaction~~

Comment 5. In the introductory paragraph of the expense example, please add “or you hold” to the disclosure after it says it assumes you redeemed your shares.

Response. The Registrant has revised the disclosure as requested.

Comment 6. In the “Principal Investment Strategy”, please use plain English to describe what is meant by “fundamental and technical perspective” as well as “business to consumer” and “business to business” focus.

Response. The Registrant has revised the disclosure as follows:

From the universe of securities in the Index, ~~The Sub-Adviser structures~~ the Sub-Adviser selects the Fund’s portfolio based on its multi-step proprietary investment process. The Sub-Adviser uses fundamental and technical analysis to identify companies to include in the Fund’s portfolio. Fundamental analysis includes analyzing a company’s cash flow, sales, earnings per share, intangible assets, and similar statistics to identify company’s that the Sub-Adviser believes has a competitive advantage over other companies. Technical analysis includes analyzing a company’s price movements over various time frames to identify the most attractive buy and sell levels, which helps identify the best time to buy or sell a particular security.

and

The Index tracks the performance of 200 highly recognizable and relevant U.S. and foreign brands with a business to consumer and business to business focus. Companies with a business to consumer focus primarily operate to create and sell products and/or services to the consumer on a direct basis or through intermediaries. Companies with a business to business focus generally create and sell products and/or services to other businesses, which are typically used to aid these businesses in serving their clients.

Comment 7. Please supplementally confirm if the index tracks the leading companies favored by US consumers based on consumer spending.

2

Response. The index provider has confirmed to the Registrant that the above description is not accurate. The index measures the performance of 180 U.S. listed companies and 20 non-U.S. listed companies selected from 70 sub-industries that are deemed by the index provider’s rules-based methodology to have a large number of companies focused directly or indirectly on the consumer and consumer/business products and services. The Index methodology is designed to track the leading companies by isolating those companies with the highest market cap, 3 year total sales and 3 year sales growth. By virtue of being at the top of these rankings, a company is deemed a “leading” company in its consumer-focused industry or its business to business focused industry.

Comment 8. Please disclosure how brands are included or excluded from index. Please revise the disclosure to explain what a “brand” is.

Response. The Registrant has revised the disclosure as follows:

Brands are assets owned by a corporation that often represent products & services to an end user. Companies sell products and services under a unique product name or “brand” that has built an emotional connection with customers over time and with large amounts of advertising dollars. The leading brands have embedded themselves in our daily lives and often inspire trust, loyalty and respect.

The Index measures the performance of 180 U.S. listed companies and 20 non-U.S. listed companies selected from 70 sub-industries that are deemed by the index provider’s rules-based methodology to have a large number of companies focused directly or indirectly on the consumer and consumer/business products and services. The Index methodology is designed to track the leading companies by isolating those companies with the highest market cap, three year total sales and three year sales growth. By virtue of being at the top of these rankings, a company is deemed a “leading” company in its consumer-focused industry or its business to business focused industry. A company is excluded from the index if (i) it does not rank high enough to be eligible for inclusion based on the methodology described above at the time of initial calculation or in subsequent years’ reconstitutions; or (ii) it is acquired by another company where such acquired company’s shares cease trading on an exchange. The Index equally weighted and is rebalanced and reconstituted annually in December.

Comment 9. Please explain supplementally whether is the index is purely rules-based or if the index provider has discretion in picking the index’s component securities.

Response. The index provider has confirmed to the Registrant that the index is purely rules-based.

Comment 10. Please confirm supplementally whether the sub-adviser has conflicts of interest policies and procedures pursuant to Rule 17j-1 under the Investment Company Act of 1940 and Rule 204A-1 under the Investment Advisers Act of 1940 to address conflicts of being both index provider and sub-adviser.

3

Response. The sub-adviser has confirmed to the Registrant that is has adopted such policies.

Comment 11. Please disclose that the index is equally weighted and explain the rebalancing and reconstitution process for the index.

Response. The Registrant has revised the disclosure as shown in the response to Comment 8 above.

Comment 12. Please clarify in the disclosure that the description in the third paragraph is how the sub-adviser determines which 25-50 securities to purchase for the Fund as opposed to the index.

Response. The Registrant has revised the first sentence of the third paragraph as shown in the response to Comment 6.

Comment 13. Please add fixed income related risks to the Principal Risks like credit risk and interest rate risk and futures risk.

Response. The Registrant has added the risks requested.

Comment 14. Please confirm whether Fund shares will be sold through banks. If so, please add the disclosure required by Item 4(b)(1)(iii) of Form N-1A.

Response. The Registrant has added the disclosure requested.

Comment 15. In “Principal Risks”, please add a risk for tracking error and passive investments.

Response. The Registrant has not added the risks requested because the Fund is not an index Fund. It does not seek to track the Index and is actively managed.

Comment 16. The risk disclosure for foreign securities includes ADRs. Please either add ADRs to the strategy or remove it from the risk.

Response. The Registrant has revised the risk to remove reference to ADRs.

Comment 17. Consider adding a risk related to large cap securities.

Response. The Registrant not added the risk because it believe the existing market risk includes the risks associated with large cap investments.

Comment 18. Consider adding a risk related the index providers inexperience as an index provider.

Response. The Registrant does not believe the risk suggested is a principal risk of the Fund, so it has not been added.

4

Comment 19. In “Underlying Funds Risk”, please revise the disclosure to only reference ETFs and add ETF-specific risks.

Response. The Registrant has revised the disclosure as requested.

Comment 20. In “Performance”, please explain why the S&P 400 is listed twice while the S&P 500 is listed once.

Response. The S&P 400 is listed twice because performance is shown for different periods depending on the share class inception date. The S&P 500 was inadvertently left off of the performance section for the Class A and Institutional Shares and has been added.

Comment 21. In the introductory paragraph to the performance section, please add that there is a secondary index included as well.

Response. The Registrant has revised the disclosure as follows:

The bar chart and accompanying table shown below provide an indication of the risks of investing in the Fund by showing the total return of its Institutional shares for each full calendar year, and by showing how its average annual returns compare over time ~~with~~ to the performance of a broad-based market index and a supplemental index ~~those of a broad measure of market performance~~.

Additional Information About Principal Investment Strategies And Related Risks

Comment 22. Item 9 is identical to Item 4. Please revise the disclosure so that Item 4 is a summary of Item 9.

Response. The Registrant has added additional disclosure regarding the Index to the item 9 disclosure, so Item 4 is a summary of Item 9.

Comment 23. In “Inverse ETF Risk”, it mentions short sales. Please add this to the strategy or remove it from the risk.

Response. The Registrant has revised the risk to remove the reference to short sales as the adviser has confirmed to the Registrant that they are not a principal strategy of the Fund.

Comment 24. In “Management Risk”, it mentions call options. Please add this to the strategy or remove it from the risk.

Response. The Registrant has removed references to call options from the risk as the adviser has confirmed to the Registrant that they are not a principal strategy of the Fund.

How to Buy Shares

5

Comment 25. In “Choosing a Shares Class”, the reference to the sales charge waiver for class A appears to be misplaced and should include information regarding the CDSC.

Response. The Registrant has deleted the misplaced statement as it is provided elsewhere with the CDSC statement included.

Comment 26. Please bold the references to the Appendix A as it should be prominent.

Response. The Registrant has bolded the references to Appendix A.

Comment 27. In “Sales Charges,” explain that offering price includes sales loads.

Response. The Registrant has added the following footnote to the sales charge table:

*Offering price includes the front-end sales load. The sales charge you pay may differ slightly from the amount set forth above because of rounding that occurs in the calculations used to determine your sales charge.

Comment 28. Please disclose that there no sales charges on reinvested distributions.

Response. The Registrant has added the disclosure requested.

Comment 29. In “Class C Shares”, it notes that the deferred sales charge is based upon the lesser of: (1) the NAV of the shares redeemed or (2) the cost of such shares, but the fee table indicates that it is the original purchase price of the shares. Please reconcile the two.

Response. The Registrant has revised the disclosure for consistency with the fee table by replacing the reference to cost to original purchase price.

Comment 30. In “Class A Sales Charge Waivers” there appears to be a word missing at the end of #3.

Response. The Registrant has corrected the typo to add “adviser” at the end of #3.

Comment 31. In “Class C Shares”, please describe the holding period for the deferred sales charge on Class C shares similar to what is described for Class A.

Response. The Registrant has added the following disclosure:

The holding period for the deferred sales charge begins on the day you buy your shares. Your shares will age one month on that same date the next month and each following month. For example, if you buy shares on the 15th of the month, they will age one month on the 15th day of the next month and each following month. To keep your deferred sales charges as low as possible, each time you place a request to sell shares, we will first sell any shares in your account that are not subject to a deferred sales charge. If

6

there are not enough of these shares available, we will sell shares that have the lowest deferred sales charge.

Comment 32. In “Waiver of Deferred Sales Charge – Class C”, the disclosure is vague regarding which intermediaries qualify for the waivers. Please revise the disclosure to be more specific. Please also apply these changes to the SAI.

Response. The Registrant has revised the disclosure to remove the list of available waivers.

Comment 33. In “Distribution Plans”, please update the disclosure to reflect the disclosure contained in the Registrant’s more recent filings including the reference to distribution fees may end up being higher than other types of sales charges.

Response. The Registrant has updated the disclosure, including replacing the following disclosure as shown below:

Because these fees are paid out of the Fund’s assets on an on-going basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges. ~~Because these Shares pay marketing fees on an ongoing basis, your investment costs may be higher over time than other shares with different sales charges and marketing fees.~~

Comment 34. In “Shareholder Servicing Plan”, references to Institutional Class Shares are missing.

Response. The Registrant has revised the disclosure to reference Institutional Class Shares.

Comment 35. In “Other Purchase Information”, please explain how it is compliant with Rule 22c-1 for orders received from authorized persons before 4pm that are not timely transmitted to the Fund to be priced based on when the order was received by the authorized person and not on when the Fund received the order.

Response. The Registrant has replaced the disclosure with the following:

You may invest in the Fund through brokers or agents who have entered into selling agreements with the Fund's distributor. The brokers and agents are authorized to receive purchase orders on behalf of the Fund. Such brokers are authorized to designate other intermediaries to receive purchase orders on the Fund's behalf. The Fund will be deemed to have received a purchase order when an authorized broker or, if applicable, a brokers authorized designee receives the order. The broker or agent may set their own initial and subsequent investment minimums. You may be charged a fee if you use a broker or agent to buy shares of the Fund. Finally, various servicing agents use procedures and impose restrictions that may be in addition to, or different from those applicable to investors purchasing shares directly from the Fund. You should carefully read the program materials provided to you by your servicing agent.

7

How to Redeem Shares

Comment 36. Please add disclosure that all shares will be redeemed at the NAV per share (plus applicable sales charges, if any) next determined after the Fund receives your application or request in good order.  All requests received in good order by the Fund before 4:00 p.m. (EST) will be processed on that same day.  Requests received after 4:00 p.m. EST will be processed on the next business day. Please also add the new required disclosure regarding sources of liquidity.

Response. The Registrant has added the disclosure requested.

Comment 37. In “Redemption Fee and CDSC”, please disclose that there is a 1% CDSC on Class C shares, not just Class A shares.

Response. The Registrant has added the disclosure requested.

Comment 38. In “Redemptions in Kind”, please add disclosure regarding the method of payments in kind (pro rata, representative securities, etc.).

Response. The Registrant has revised the disclosure as follows:

The securities will be chosen by the Fund, may be either a pro rata payment of each of the securities held by the Fund or a representative sample of securities, and will be valued under the Fund’s NAV procedures.

Comment 39. In “Exchanging Shares”, if true, disclose that the CDSC may be imposed on exchanges of Class A and Class C shares.

Response. CDSCs are not applied to exchanges, so the Registrant has not added the disclosure requested, but has added disclosure that a CDSC is not imposed in the disclosure for exchanging Class A shares.

Comment 40. In “How to Exchange Shares”, please add disclosure that a shareholder must meet the minimum purchase requirements of the fund into which they exchange.

Response. The Registrant has added the disclosure requested.

Comment 41. In “Valuing Fund Assets”, please add disclosure regarding the effect of investments in foreign securities on the Fund’s ability to value its shares.

Response. The Registrant has added the following to the disclosure:

Because the Fund may invest in securities primarily listed on foreign exchanges, and these exchanges may trade on weekends or other days when the Fund does not price

8

its shares, the value of some of the Fund’s portfolio securities may change on days when you may not be able to buy or sell Fund shares.

Management of the Fund

Comment 42. Please provide the expiration date of the current expense caps.

Response. The Registrant has made the revision requested.

Comment 43. Please include disclosure regarding where a discussion of the Board’s approval of the sub-advisory agreement can be found.

Response. The Registrant has added a sentence as follows:

The Trust’s semi-annual report to shareholders for the period ended June 30, 2018 will contain discussions regarding the basis of the Board of Trustees’ approval of the management agreement between the Advisor and the Sub-Advisor for the Fund.

Comment 44. The Staff believes a consent from the Fund’s former auditor needs to be filed with the Registration Statement.

Response. The Registrant does not believe such a consent is required because the former auditor is neither named as having prepared or certified any part of the registration statement, nor is named as having prepared or certified a report for use in connection with the registration statement.

Comment 45. In Appendix A, please remove the statement that the information was provided by the Financial Intermediary and that the Fund is not responsible for the accuracy of the information.

Response. The Registrant has removed the language requested.

SAI:

Comment 46. If applicable, please incorporate the Fund’s semi-annual report by reference on the cover page.

Response. The Registrant has made the revision requested.

Comment 47. In “Fundamental Investment Limitations”, the words “lesser of” appear to be missing before(a) and (b).

Response. The Registrant has made the revision requested.

9

Comment 48. In the last sentence of the introduction to “Fundamental Investment Limitations”, please revise the disclosure to reference the “investments” of its underlying investment companies rather than “concentration”.

Response. The Registrant has revised the disclosure as requested.

Comment 49. In “Principal Shareholders”, add a statement regarding the ownership of trustees to class A and correct the disclosure for Class C.

Response. The Registrant has made the revisions requested.

Comment 50. In “Fundamental Investment Limitations”,

Response. The Registrant has made the revisions requested.

Comment 51. Please update the as of date for the Fund ownership of the portfolio managers.

Response. The information provided is as of December 31, 2016, which is the end of the Fund’s last fiscal year, which is the as of date required by Form N-1A, so the Registrant has not updated the date.

Comment 52. Please include the address for BBH, the Fund’s sub-custodian.

Response. The Registrant has added the address requested.

Comment 53. In “Shareholder Services”, please add Class C.

Response. The Registrant has added Class C to the disclosure.

Comment 54. In “Waiver of Up Front Sales Charges on Class A”, in the last sentence, delete “or through your financial advisor”.

Response. The Registrant has removed the disclosure requested.

Comment 55. In “Waivers Of Up-Front Sales Charge On Class A Shares”, revise the last sentence to remove “or through your financial advisor”.

Response. The Registrant has made the revision requested.

Comment 56. In “Other Purchase Information”, please remove the paragraph on sales charge reductions and waivers.

Response. The Registrant has deleted the paragraph requested.

Comment 57. Please add the disclosure regarding reinstatement privilege to the prospectus.

10

Response. The Registrant has added the disclosure requested.

Part C:

Comment 58. If the Fund has a licensing agreement to use the Index, please include it as an exhibit.

Response. The Fund will not be entering into a licensing agreement with the Index.

If you have any further questions or additional comments, please contact Emily Little at (614) 469-3264, Tanya Goins at (404) 541-2954, or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/Emily Little